CISO GLOBAL, INC.
6900 E. Camelback Road, Suite 900

Scottsdale, Arizona 85251

July 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eddie Kim

Re:	CISO Global, Inc.
Registration Statement on Form S-3
Filed June 26, 2025
File No. 333-288353

Dear Mr. Kim:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CISO Global, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m., Eastern time, on Monday, July 7, 2025, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CISO GLOBAL, INC.

By:	/s/ Debra L. Smith
Debra L. Smith
Chief Financial Officer